FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2007

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is certain financial information with respect to the Registrant’s third fiscal quarter ended September 30, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Eli Sofer —————————————— Eli Sofer Chief Financial Officer

Dated: November 13, 2007

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2007	December 31, 2006
	Unaudited	Audited

ASSETS
Current Assets:
Cash and cash equivalents	$1,420	$229
Restricted cash	22	21
Accounts receivable, net of reserves of $47 as of September 30, 2007 and December 31, 2006	864	495
Prepaid expenses and other current assets	333	166

Total Current Assets	2,639	911

Long-Term Investments:
Operating lease deposit	40	40
Severance pay funds	293	284

Total Long-Term Investments	333	324

Property and Equipment, net	87	102
Deferred Financing Costs Related to Convertible Loan	21	30

Total Assets	$3,080	$1,367

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	450	428
Accrued expenses (*)	1,609	1,297
Deferred revenue	1,132	1,170

Total Current Liabilities	3,191	2,895

Related party convertible loan	281	94

Accrued severance pay	377	417

Total Shareholders' Deficit (*)	(769)	(2,039)

Total Liabilities and Shareholders' Deficit (*)	$3,080	$1,367

(*) Shareholders’ Deficit and accrued expenses do not include Fin48 implementation. The Company is currently evaluating Fin48 effect on its financial statements.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Revenues:
Software licenses	$200	$352	$915	$1,454
Services	441	524	1,437	1,989

Total Revenues	641	876	2,352	3,443

Cost of Revenues:
Software licenses	5	9	18	77
Services	14	16	32	122

Total Cost of Revenues	19	25	50	199

Gross Profit	622	851	2,302	3,244

Operating Expenses:
Sales and marketing	807	607	2,235	1,861
Research and development, net	307	393	1,527	1,080
General and administrative	367	426	1,226	1,060

Total Operating Expenses	1,481	1,426	4,988	4,001

Operating loss	(859)	(575)	(2,686)	(757)

Financial expenses, net	(95)	(81)	(278)	(124)

Net loss	(954)	(656)	(2,964)	(881)

Deemed dividend on an exercise of additional investment rights	-	-	(766)	-

Net loss after deemed dividend	$(954)	$(656)	$(3,730)	$(881)